                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated

Month                             October-01
Payment Date                      15th of each month
Convention                        Modified Following Business Day
Current Payment Date              15-Oct-01
Current Calculation Date          9-Oct-01
Previous Payment Date             17-Sep-01
Previous Calculation Date         11-Sep-01

-------------------------------------------------------------------------------------------------------

1. Account Activity Summary between Calculation Dates

-------------------------------------------------------------------------------------------------------
                                        Prior          Deposits       Withdrawals       Balance on
                                       Balance                                       Calculation Date
                                      11-Sep-01                                          9-Oct-01
-------------------------------------------------------------------------------------------------------
Expense Account                        4,903,424.99    3,584,761.94   (1,228,362.24)      7,259,824.69
Collection Account                   106,828,064.38   14,853,349.51  (21,098,412.38)    100,583,001.51
Aircraft Purchase Account                         -               -               -                  -

 - Liquidity Reserve cash balance     85,729,652.00      215,000.00                      85,944,652.00
-------------------------------------------------------------------------------------------------------
Total                                111,731,489.37   18,438,111.45  (22,326,774.62)    107,842,826.20
-------------------------------------------------------------------------------------------------------

2. Analysis of Aircraft Purchase Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                                         -
Interest Income                                                                                      -
Aircraft Purchase Payments                                                                           -
Economic Swap Payments                                                                               -
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                                  -
-------------------------------------------------------------------------------------------------------

3. Analysis of Expenses Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                              4,903,424.99
Transfer from Collection Account on previous Payment Date                                 3,570,981.26
Permitted Aircraft Accrual                                                                           -
Interim Transfer from Collection Account                                                             -
Interest Income                                                                              13,780.68
Balance on current Calculation Date
 - Payments on previous payment date                                                       (101,846.76)
 - Interim payments                                                                      (1,126,515.48)
 - Other
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                       7,259,824.69
-------------------------------------------------------------------------------------------------------

4. Analysis of Collection Account Activity

-------------------------------------------------------------------------------------------------------
Opening Balance on Previous Calculation Date                                            106,828,064.38
Collections during period                                                                14,853,349.51
Transfer to Expense Account on previous Payment Date
 - Required Expense Amount                                                               (3,570,981.26)
 - Permitted Aircraft Modifications                                                                  -
Net Swap payments on previous Payment Date                                               (2,656,498.62)
Aggregate Note Payments on previous Payment Date                                        (14,870,932.50)
-------------------------------------------------------------------------------------------------------
Balance on Current Calculation Date                                                     100,583,001.51
-------------------------------------------------------------------------------------------------------

Analysis of Liquidity Reserve Amount
First Collection Account Reserve                                                         30,000,000.00
Second Collection Account Reserve                                                        35,000,000.00
Cash Held
 - Security Deposits                                                                     20,944,652.00
                                                                                    -------------------
 Liquidity Reserve Amount                                                                85,944,652.00
                                                                                    -------------------

A Liquidity Facility of $35 million is also available to AerCo as a primary eligible credit facility, but remains undrawn.
-------------------------------------------------------------------------------------------------------


                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated


Current Payment Date                   15-Oct-01
Current Calculation Date               9-Oct-01
Previous Payment Date                  17-Sep-01
Previous Calculation Date              11-Sep-01
----------------------------------------------------------------------------------------------------------------
Balance in Collection and Expense Account                                                        107,842,826.20
Liquidity Reserve Amount                                                                         (85,944,652.00)
                                                                                              ------------------
Available Collections                                                                             21,898,174.20
                                                                                              ==================

4. Analysis of Collection Account Activity (Continued)
----------------------------------------------------------------------------------------------------------------
Analysis of Current Payment Date Distributions

(I)          Total Required Expense Amount                                                         6,683,106.15
(II) a)      Class A Interest but excluding Step-up                                                2,701,946.82
     b)      Swap Payments other than subordinated swap payments                                   2,313,632.61
(iii)        First Collection Account top-up (Minimum liquidity reserve $30 m)                    30,000,000.00
(iv)         Class A Minimum principal payment                                                                -
(v)          Class B Interest                                                                        470,097.29
(vi)         Class B Minimum principal payment                                                                -
(vii)        Class C Interest                                                                        652,889.96
(viii)       Class C Minimum principal payment                                                                -
(ix)         Class D Interest                                                                        708,333.33
(x)          Class D Minimum principal payment                                                                -
(xi)         Second collection account top-up                                                     55,944,652.00
(xii)        Class A Scheduled principal                                                                      -
(xiii)       Class B Scheduled principal                                                             529,392.08
(xiv)        Class C Scheduled principal                                                             279,065.64
(xv)         Class D Scheduled principal                                                                      -
(xvi)        Permitted accruals for Modifications                                                             -
(xvii)       Step-up interest                                                                                 -
(xviii)      Class A Supplemental principal                                                        7,559,710.31
(xix)        Class E Primary Interest
(xx)         Class B Supplemental principal                                                                   -
(xxi)        Class A Outstanding Principal                                                                    -
(xxii)       Class B Outstanding Principal                                                                    -
(xxiii)      Class C Outstanding Principal                                                                    -
(xxiv)       Class D Outstanding Principal                                                                    -
(xxv)        Subordinated Swap payments                                                                       -
                                                                                              ------------------
             Total Payments with respect to Payment Date                                         107,842,826.20
             less collection Account Top Ups (iii) (b) and (xi) (b) above                         85,944,652.00
                                                                                              ------------------
                                                                                                  21,898,174.20
                                                                                              ==================

----------------------------------------------------------------------------------------------------------------
                                                                                                           0.00



                                                  AERCO LIMITED
                                              Report to Noteholders
                                All amounts in US dollars unless otherwise stated


Current Payment Date              15-Oct-01
Current Calculation Date          9-Oct-01
Previous Payment Date             17-Sep-01
Previous Calculation Date         11-Sep-01
-----------------------------------------------------------------------------------------

5. Payments on the Notes by Subclass

----------------------------------------------------------------------------------------------
                                    Subclass         Subclass       Subclass         Total
Floating Rate Notes                   A-2              A-3            A-4           Class A
----------------------------------------------------------------------------------------------
Applicable LIBOR                      3.48750%         3.48750%        3.48750%
Applicable Margin                      0.3200%          0.4600%         0.5200%
Applicable Interest Rate              3.80750%         3.94750%        4.00750%
Day Count                             Act/360          Act/360         Act/360
Actual Number of Days                      28               28              28
Interest Amount Payable            443,778.24     1,734,706.94      523,461.64
Step-up Interest Amount Payable        NA              NA               NA
----------------------------------------------------------------------------------------------
Total Interest Paid                443,778.24     1,734,706.94      523,461.64    2,701,946.82
----------------------------------------------------------------------------------------------

Expected Final Payment Date          15-Dec-05    15-Jun-02      15-May-11
Excess Amortisation Date             17-Aug-98    15-Feb-06      15-Aug-00
----------------------------------------------------------------------------------------------
Original Balance               290,000,000.00   565,000,000.00  235,000,000.00
Opening Outstanding
  Principal Balance            149,854,764.71   565,000,000.00  167,940,638.64  882,795,403.35
----------------------------------------------------------------------------------------------
Extended Pool Factors                   68.34%          100.00%          95.20%
Pool Factors                            58.27%          100.00%          82.45%
----------------------------------------------------------------------------------------------
Minimum Principal Payment                                    -                               -
Scheduled Principal Payment                 -                -               -               -
Supplemental Principal Payment   3,564,741.96                -    3,994,968.35    7,559,710.31
----------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                         3,564,741.96                -    3,994,968.35    7,559,710.31
----------------------------------------------------------------------------------------------
Redemption Amount
- amount allocable to principal                                                              -
- amount allocable to premium
----------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                      146,290,022.74   565,000,000.00  163,945,670.29  875,235,693.04
----------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                   Subclass        Subclass      Total        Subclass       Subclass       Total
Floating Rate Notes                   B-1            B-2        Class B          C-1            C-2        Class C
------------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                       3.48750%       3.48750%                     3.48750%      3.48750%
Applicable Margin                       0.6000%        1.0500%                      1.3500%       2.0500%
Applicable Interest Rate               4.08750%       4.53750%                     4.83750%      5.53750%
Day Count                              Act/360        Act/360                      Act/360       Act/360
Actual Number of Days                       28             28                           28            28
Interest Amount Payable             214,952.31     255,144.99                   311,481.03    341,408.93
Step-up Interest Amount Payable          NA            NA                           NA            NA
------------------------------------------------------------------------------------------------------------------------
Total Interest Paid                 214,952.31     255,144.99     470,097.29    311,481.03  341,408.93        652,889.96
------------------------------------------------------------------------------------------------------------------------

Expected Final Payment Date        15-Jul-13    15-Jul-08                      15-Jul-13   15-Jun-08
Excess Amortisation Date           17-Aug-98    15-Aug-00                      17-Aug-98   15-Aug-00
------------------------------------------------------------------------------------------------------------------------
Original Balance                 85,000,000.00  80,000,000.00                85,000,000.00 80,000,000.00
Opening Outstanding
  Principal Balance              67,612,783.09  72,296,099.80 139,908,882.89 82,785,654.86 79,269,406.98  162,055,061.85
----------------------------------------------------------------- ------------------------------------------------------
Extended Pool Factors                    89.64%         99.96%                       99.66%        99.94%
Pool Factors                             83.87%         99.22%                       96.98%        98.75%
------------------------------------------------------------------------------------------------------------------------
Minimum Principal Payment                    -              -              -             -             -               -
Scheduled Principal Payment         255,835.59     273,556.49     529,392.08    158,205.90    120,859.74      279,065.64
Supplemental Principal Payment               -              -              -             -             -               -
------------------------------------------------------------------------------------------------------------------------
Total Principal Distribution
  Amount                          255,835.59       273,556.49     529,392.08   158,205.90  120,859.74         279,065.64
------------------------------------------------------------------------------------------------------------------------
Redemption Amount                                                                        -             -
- amount allocable to principal                                                          -             -
- amount allocable to premium                                                            -             -
------------------------------------------------------------------------------------------------------------------------
Closing Outstanding Principal
  Balance                        67,356,947.50  72,022,543.31 139,379,490.81 82,627,448.96 79,148,547.25  161,775,996.21
----------------------------------------------------------------- ------------------------------------------------------
---------------------------------------------

Fixed Rate Notes                       D-2

---------------------------------------------
Applicable Interest Rate              8.50000%
Day count                            30 / 360
Number of Days                             30
Interest Amount Payable            708,333.33
---------------------------------------------
Total Interest Paid                708,333.33
---------------------------------------------
Expected Final Payment Date         15-Mar-14
Excess Amortisation Date            15-Jul-10
---------------------------------------------
Original Balance               100,000,000.00
Opening Outstanding
  Principal Balance            100,000,000.00
---------------------------------------------
Extended Pool Factors                  100.00%
Expected Pool Factors                  100.00%
---------------------------------------------
Extended Amount                             -
Expected Pool Factor Amount                 -
Surplus Amortisation
---------------------------------------------
Total Principal Distribution Amount         -
---------------------------------------------
Redemption Amount                           -
- amount allocable to principal             -
                                -------------
- amount allocable to premium               -
---------------------------------------------
Closing Outstanding
  Principal Balance            100,000,000.00
---------------------------------------------

                                                            Page 3 of 4


                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollaws unless otherwise stated


Current Payment Date             15-Oct-01
Current Calculation Date          9-Oct-01
Previous Payment Date            17-Sep-01
Previous Calculation Date        11-Sep-01
---------------------------------------------------------------------------------------------

6. Floating Rate Note information for next Interest Accrual Period

Start of Interest Accrual Period 15-Oct-01
End of Interest Accrual Period   15-Nov-01
Reference Date                   11-Oct-01

----------------------------------------------------------------------------------------------------------------------

                                    A-2         A-3         A-4            B-1         B-2        C-1        C-2
----------------------------------------------------------------------------------------------------------------------
Applicable LIBOR                  2.52500%      2.52500%     2.52500%    2.52500%     2.52500%    2.52500%   2.52500%
Applicable Margin                  0.3200%       0.4600%      0.5200%     0.6000%      1.0500%     1.3500%    2.0500%
Applicable Interest Rate           2.8450%       2.9850%      3.0450%     3.1250%      3.5750%     3.8750%    4.5750%
----------------------------------------------------------------------------------------------------------------------

-------------------------------------------

Fixed Rate Notes                    D-1

-------------------------------------------

Actual Pool Factor                 100.00%

-------------------------------------------

----------------------------------------------------------------

7. Payments per $ 100,000 Inital Outstanding Principal Balance of Notes

----------------------------------------------------------------------------------------------------------------------

(a) Floating Rate Notes             A-2         A-3         A-4           B-1         B-2          C-1        C-2

----------------------------------------------------------------------------------------------------------------------
Opening Outstanding Principal
  Balance                       149,854.76   565,000.00   167,940.64    67,612.78   72,296.10   82,785.65   79,269.41
Total Principal Payments          3,564.74           -      3,994.97       255.84      273.56      158.21      120.86
Closing Outstanding Principal
  Balance                       146,290.02   565,000.00   163,945.67    67,356.95   72,022.54   82,627.45   79,148.55

Total Interest                      443.78     1,734.71       523.46      214.95       255.14      311.48      341.41
Total Premium                       0.0000%      0.0000%      0.0000%     0.0000%      0.0000%     0.0000%     0.0000%
----------------------------------------------------------------------------------------------------------------------

------------------------------------------

(b) Fixed Rate Notes                D-2

------------------------------------------

Opening Outstanding Principal
  Balance                       100,000.00
Total Principal Payments                 -
Closing Outstanding Principal
  Balance                       100,000.00

Total Interest                      708.33
Total Premium                            -

------------------------------------------

---------------------------------------------------------------------------------------------

                                                                                            All amounts in millions of US dollars
                                                                                                    unless otherwise stated
                                             Jul-Sept Oct-Dec Jan-Mar Apr-June June-Sept Oct    Cumulative to Date *Adjusted
                                                2000    2000    2001    2001    2001     2001   Actual base case Variance

                CASH COLLECTIONS
 [1]            Lease Rentals                  30.6     49.6    46.2    46.1    45.8    16.5     234.1   234.1     -
 [2]              - Renegotiated Leases         -       -       -       (0.1)   (0.9)   (0.2)     (1.2)  -        (0.1)
 [3]              - Rental Resets               -       -       (0.2)   (0.7)   (1.0)   (0.5)     (1.8)  -        (1.5)
                                             -------------------------------------------------------------------------
 [4]     S [1]...[3]    Contracted Lease
                          Rentals              30.6     49.6    46.0    45.3    43.9    15.8     231.1   234.1    (1.6)

 [5]            Movement in Current
                  Arrears Balance              (1.9)     0.2    (2.9)   (0.4)    4.0    (2.6)     (3.6)  -        (5.7)

                less Net Stress-related Costs
 [6]             - Bad Debts                     -      (1.2)   (0.3)   -                         (1.5)   (2.3)    0.8
 [7]             - Security Deposits Drawn
                    Down                         -       -       0.4                               0.4             0.4
 [8]             - Restructured Arrears         0.3      0.2     0.4     0.3    (1.0)    0.1       0.3     2.5    (2.2)
 [9]             - AOG                           -      (0.7)   (1.4)   (0.9)   (0.9)   (0.3)     (4.2)   (9.8)    5.6
 [10]            - Other Leasing Income          -       -       -                                 -               -
 [11]            - Repossession Costs            -       -      (0.1)   (0.2)   -                 (0.3)   (1.9)    1.6
                                             -------------------------------------------------------------------------
 [12]    S [6]...[11]    sub-total              0.3     (1.7)   (1.0)   (0.8)   (1.9)   (0.2)     (5.3)  (11.5)    6.2

 [13]    [4]+[5]+[12]   Net Lease Rentals      29.0     48.1    42.1    44.1    46.0    13.0     222.2   222.6    (0.4)
                                                                                                  -
[14]            Interest Earned                 0.7      1.6     1.4     1.2     0.5     0.3       5.7     4.6     1.1
                                                                                                  -
[15]            Drawings from Expense Account                    -                                -        -       -
                                                                                 -                -
                Maintenance Receipts            3.2      5.4     3.4     5.0     5.6     1.3      22.3     -      22.3
                Maintenance Payments           (0.7)    (2.0)   (1.9)   (4.5)   (2.7)   -        (10.2)  -       (10.2)
                                             -------------------------------------------------------------------------
[15]            Net Maintenance                 2.5      3.4     1.5     0.5     2.9     1.3      12.1    -       12.1

[16]     S [13]...[15]  Total Cash Collections 32.2     53.1    45.0    45.8    49.4    14.6     240.1   227.2    12.9


                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                     -      (0.1)     -                               (0.1)
[18]             - Re-leasing and other
                    overheads                  (0.1)    (4.9)   (0.6)   (0.8)   (1.2)   (0.5)     (8.0)   (4.7)   (3.3)
                                             -------------------------------------------------------------------------
[19]     [17]+[18]      subtotal               (0.1)    (5.0)   (0.6)   (0.8)   (1.2)   (0.5)     (8.1)   (4.7)   (3.4)

                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                (0.3)    (0.7)   (0.6)   (0.9)   (0.9)   (0.3)     (3.7)   (3.6)   (0.1)
                 - Rent Collected Fee          (0.3)    (0.7)   (0.6)   (0.9)   (0.9)   (0.3)     (3.7)   (3.6)   (0.1)
                 - Previous Servicer Fees      (1.8)     -       -                                (1.8)           (1.8)
                                             -------------------------------------------------------------------------

[21]            sub-total                      (2.4)    (1.4)   (1.2)   (1.8)   (1.8)   (0.6)     (9.2)   (7.2)   (2.0)

[22]            Other Servicer Fees            (0.5)    (4.6)   (2.4)   (1.6)   (0.6)             (9.6)   (8.4)   (1.2)
                                             -------------------------------------------------------------------------
[23]     [21]+[22]      subtotal               (2.9)    (6.0)   (3.6)   (3.4)   (2.4)   (0.6)    (18.8)  (15.6)   (3.2)

[24]      [20]+[23]     Total Cash Expenses    (3.0)   (11.0)   (4.2)   (4.2)   (3.6)   (1.1)    (26.9)  (20.3)   (6.6)


                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections         32.2     53.1    45.0    45.8    49.4    14.6     240.1   227.2    12.9
[26]     [24]   Total Cash Expenses            (3.0)   (11.0)   (4.2)   (4.2)   (3.6)   (1.1)    (26.9)  (20.3)   (6.6)
[27]            Movement in Expense Account     2.8      2.8     1.2    (0.3)   (0.5)    1.7       7.7     -       7.7
[28]            Interest Payments             (18.2)   (30.6)  (23.5)  (22.3)  (18.9)   (4.5)   (118.0) (127.6)    9.6
[29]            Swap Payments                   0.5      0.3    (0.5)   (3.3)   (7.2)   (2.3)    (12.5)    2.8   (15.3)
[30]            Exceptional Items                -        -       1.4    47.6     1.5              50.5    53.8    (3.3)
                                             -------------------------------------------------------------------------
[31]     S [25]...[30]    TOTAL                14.3     14.6    19.4    63.3    20.7     8.4     140.9   135.9     5.0
                                             =========================================================================
                                                                                                   -

[32]            PRINCIPAL PAYMENTS
                subclass A                      14.2    11.0    17.0    55.1    18.0     7.6     123.2   117.9     5.3
                subclass B                       -       3.3     2.0     7.6     2.0     0.5      15.4    15.6    (0.2)
                subclass C                       0.1     0.2     0.4     0.6     0.7     0.3       2.3     2.4    (0.1)
                subclass D                       -       -       -       -       -                 -       -       -
                                             -------------------------------------------------------------------------
                Total                           14.3    14.5    19.4    63.3    20.7     8.4     140.9   135.9     5.0
                                             =========================================================================

                Debt Balances
                subclass A                     984.2   973.2   955.9   900.8   882.8   875.2     875.2   880.5    (5.3)
                subclass B                     154.8   151.5   149.5   141.9   139.9   139.4     139.4   139.2     0.2
                subclass C                     164.0   163.8   163.4   162.8   162.1   161.8     161.8   161.7     0.1
                subclass D                     100.0   100.0   100.0   100.0   100.0   100.0     100.0   100.0     -
                                             -------------------------------------------------------------------------
                TOTAL                        1,403.0 1,388.5 1,368.8 1,305.5 1,284.8 1,276.4   1,276.4 1,281.4    (5.0)
                                             =========================================================================

                * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

                                                         Dollar amounts expressed as a percentage
                                                                   2000 Base Case Lease Rental
                                                               Cumulative to Date *Adjusted
                                                         Actual          base case     Variance

                CASH COLLECTIONS
 [1]            Lease Rentals                             100.0%           100.0%         0.0%
 [2]              - Renegotiated Leases                    -0.5%             0.0%         0.0%
 [3]              - Rental Resets                          -0.8%             0.0%        -0.6%
                                                          -----------------------------------
 [4]     S [1]...[3]    Contracted Lease
                          Rentals                          98.7%           100.0%        -0.7%

 [5]            Movement in Current
                  Arrears Balance                          -1.5%             0.0%        -2.4%

                less Net Stress-related Costs
 [6]             - Bad Debts                                -0.6%            -1.0%        0.3%
 [7]             - Security Deposits Drawn
                    Down                                    0.2%             0.0%         0.2%
 [8]             - Restructured Arrears                     0.1%             1.1%        -0.9%
 [9]             - AOG                                     -1.8%            -4.2%         2.4%
 [10]            - Other Leasing Income                     0.0%             0.0%         0.0%
 [11]            - Repossession Costs                      -0.1%            -0.8%         0.7%
                                                          -----------------------------------
 [12]    S [6]...[11]    sub-total                         -2.3%            -4.9%         2.6%

 [13]    [4]+[5]+[12]   Net Lease Rentals                  94.9%            95.1%        -0.2%

[14]            Interest Earned                             2.4%             2.0%         0.5%

[15]            Drawings from Expense Account               0.0%             0.0%         0.0%

                Maintenance Receipts                        9.5%             0.0%         9.5%
                Maintenance Payments                       -4.4%             0.0%        -4.4%
                                                          -----------------------------------
[15]            Net Maintenance                             5.2%             0.0%         5.2%

[16]     S [13]...[15]  Total Cash Collection             102.6%            97.1%         5.5%


                CASH EXPENSES
                Aircraft Operating Expenses
[17]             - Insurance                                0.0%             0.0%         0.0%
[18]             - Re-leasing and other
                    overheads                              -3.4%            -2.0%        -1.4%
                                                          -----------------------------------
[19]     [17]+[18]      subtotal                           -3.5%            -2.0%        -1.4%

                SG&A Expenses
[20]            Aircraft Servicer Fees
                 - Retainer Fee                            -1.6%            -1.5%         0.0%
                 - Rent Collected Fee                      -1.6%            -1.5%         0.0%
                 - Previous Servicer Fees                  -0.8%             0.0%        -0.8%

[21]            sub-total                                  -3.9%            -3.1%        -0.9%

[22]            Other Servicer Fees                        -4.1%            -3.6%        -0.5%
                                                          -----------------------------------
[23]     [21]+[22]      subtotal

[24]      [20]+[23]     Total Cash Expenses               -11.5%            -8.7%        -2.8%


                NET CASH COLLECTIONS
[25]     [17]   Total Cash Collections                    102.6%            97.1%         5.5%
[26]     [24]   Total Cash Expenses                       -11.5%            -8.7%        -2.8%
[27]            Movement in Expense Account                 3.3%             0.0%         3.3%
[28]            Interest Payments                         -50.4%           -54.5%         4.1%
[29]            Swap Payments                              -5.3%             1.2%        -6.5%
[30]            Exceptional Items                          21.6%            23.0%        -1.4%
                                                          -----------------------------------
[31]     S [25]...[30]    TOTAL                             60.2%            58.1%         2.1%
                                                          ===================================

[32]            PRINCIPAL PAYMENTS
                subclass A                                 52.6%            50.4%         2.3%
                subclass B                                  6.6%             6.7%        -0.1%
                subclass C                                  1.0%             1.0%         0.0%
                subclass D                                  0.0%             0.0%         0.0%
                                                          -----------------------------------
                Total                                      60.2%            58.1%         2.1%
                                                          ===================================




                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------------------
 Note:                 Report Line Name        Description
------------------------------------------------------------------------------------------------------------------------------------
                      CASH COLLECTIONS
   [1]                 Lease Rentals                   Assumptions per the July 2000 Prospectus adjusted for aircraft sales
   [2]                  - Renegotiated Leases          Change in contracted rental cash flow caused by a renegotiated lease
   [3]                  - Rental Resets                Re-leasing events where new lease rate deviated from the 2000 Base Case
   [4] S [1]...[3]     Contracted Lease Rentals        Current Contracted Lease Rentals due as at the latest Calculation Date

   [5]                Movement in Current Arrears
                        Balance                        Current contracted lease rentals not received as at the latest Calculation

                                                       Date, excluding Bad debts
                      less Net Stress related Costs
   [6]                 - Bad debts                     Arrears owed by former lessees and deemed irrecoverable.
   [7]                 - Restructured arrears          Current arrears that have been capitalised and restructured as a Note
                                                       Payable.
   [8]                 - Security deposits drawn down  Security deposits received following a lesse default
   [9]                 - AOG                           Lost of rental due to an aircraft being off-lease and non-revenue earning
  [10]                 - Other Leasing Income          Includes lease termination payments, rental guarantees and late payments charges
  [11]                 - Repossession                  Legal and technical costs incurred in repossessing aircraft.
  [12]  S [6]...[11]  sub-total

  [13] [4]+[5]+[12]   NetLease Rentals                 Contracted Lease Rentals less Movement in Current Arrears Balance and Net
                                                       Stress related costs

  [14]                Interest Earned                  Interest earned on monthly cash balances
  [15]                Net Maintenance                  Maintenance Revenue Reserve received less and reimbursements to lessees.
  [16] S [13]...[15]  Total Cash Collections           Net Lease Rentals + Interest Earned + Net Maintenance
------------------------------------------------------------------------------------------------------------------------------------

                      CASH EXPENSES
                      Aircraft Operating Expenses      All operational costs related to the leasing of aircraft.
  [17]                  - Insurance                    Premium for contingent insurance policies
  [18]                  - Re-leasing and other         Costs associated transferring an aircraft from one lessee to another
  [19]  [17]+[18]     subtotal

                      SG&A Expenses
  [20]                Aircraft Servicer Fees           Monthly and annual fees paid to Aircraft Servicer
                        - Base Fee                     Fixed amount per month per aircraft
                        - Rent Contracted Fee          1.00% of rental contracted for the month
                        - Rent Collected Fee           1.25% of rental received for the month
                        - Previous Servicer Fees       Fees paid to the previous Servicer of AerFi
  [21]    [20]        subtotal
  [22]                Other Servicer Fees              Administrative Agent, trustee and professional fees paid to other service providers.
  [23]   [21]+[22]    subtotal

  [24]   [19]+[23]    Total Cash Expenses              Aircraft Operating Expenses + SG&A Expenses
------------------------------------------------------------------------------------------------------------------------------------

                      NET CASH COLLECTIONS
  [25]    [16]        Total Cash Collections           line 16 above
  [26]    [24]        Total Cash Expenses              line 24 above
  [27]                Movement in Expense Account      Movement in Expense Account
  [28]                Interest Payments                Interest paid on all outstanding debt
  [29]                Swap payments                    Net swap payments (paid) /received
  [30]                Proceeds from Aircraft Sales     Proceeds, net of fees and expenses, from the sale of aircraft
  [31] S [25]...[30]  Exceptional Items                Includes adjustment for aircraft included in the Basecase but not acquired by AerCo
                 TOTAL
------------------------------------------------------------------------------------------------------------------------------------


                                             AERCO LIMITED
                                         Report to Noteholders
                           All amounts in US dollars unless otherwise stated

------------------------------------------------------------------------------------------------------------------------
          Coverage Ratios                                                          2000
                                   Closing                   Actual         *Adjusted Base Case
------------------------------------------------------------------------------------------------------------------------
          Net Cash Collections                                140.9              135.9
          Add Back Interest                                   118.0              127.6
          Add Back Swap Payments                               12.5               -2.8
a         Net Cash Collections                                271.4              260.7

b         Swaps                                                12.5               -2.8
c         Class A Interest                                     70.1               83.3
d         Class A Minimum                                      30.5               37.9
e         Class B Interest                                     11.6               13.8
f         Class B Minimum                                       8.7                8.2
g         Class C Interest                                     14.6               17.0
h         Class C Minimum                                         -                  -
I         Class D Interest                                     10.6               10.6
j         Class D Minimum                                         -                  -
k         Class A Scheduled                                       -                  -
l         Class B Scheduled                                     6.7                7.4
m         Class C Scheduled                                     2.4                2.4
n         Class D Scheduled                                       -                  -
o         Permited Aircraft Modifications
p         Class A Supplemental                                 92.7               80.0
                                                        ---------------------------------------
          Total                                               260.4              257.8
                                                        ---------------------------------------

   [1]    Interest Coverage Ratio
          Class A                                              3.29               3.24  = a / (b+c)
          Class B                                              2.18               1.97  = a / (b+c+d+e)
          Class C                                              1.83               1.66  = a / (b+c+d+e+f+g)
          Class D                                              1.71               1.55  = a / (b+c+d+e+f+g+h+i)

   [2]    Debt Coverage Ratio
          Class A                                              1.64               1.49  = a / (b+c+d+e+f+g+h+i+ j+k)
          Class B                                              1.64               1.49  = a / (b+c+d+e+f+g+h+i+j+k+l)
          Class C                                              1.64               1.49  = a / (b+c+d+e+f+g+h+i+j+k+l+m)
          Class D                                              1.64               1.49  = a / (b+c+d+e+f+g+h+i+j+k+l+m+n)

          Loan-to-Value Ratios

                              -----------------------------------------------------------------
                                   2000 Base Case           Actual      2000 Adjusted Base Case
                                    15-Jul-00             15-Oct-01          15-Oct-01
                              -----------------------------------------------------------------

   [3]    Assumed Portfolio Value    1,566.7                1,406.4            1,406.4

          Liquidity Reserve Amount
          Cash                          65.0                   65.0               65.0
            - Accrued Expenses           5.0                    8.0                5.0
            - Security Deposits         22.4                   20.9               22.4
                                   ----------               --------          ---------
          subtotal cash                 92.4                   93.9               92.4
           Letters of Credit               -                      -                  -
                                   ----------               --------          ---------
          Total Liquidity Reserve       92.4                   93.9               92.4

   [4]    Total Asset Value          1,659.1                1,500.3            1,498.8

          Note Balance
          Class A                      998.4   60.2%          875.2   58.3%      880.5   58.7%
          Class B                      154.8   69.5%          139.4   67.6%      139.2   68.0%
          Class C                      164.1   79.4%          161.8   78.4%      161.7   78.8%
          Class D                      100.0   85.4%          100.0   85.1%      100.0   85.5%
                                   ----------               --------          ---------
          Total                      1,417.3                1,276.4            1,281.4
------------------------------------------------------------------------------------------------------------------------
          * Adjusted Base Case are July 2000 Prospectus Base Case cashflows adjusted for aircraft sales.

[1] Interest Coverage Ratio is equal to Net Cash Collections, before Interest and swap payments, expressed as a ratio of the swap costs and interest payable on each subclass of Notes plus the interest and minimum principal payments payable on each subclass of Notes that rank senior in priority of payment to the relevant subclass of Notes.

[2] Debt Service Ratio is equal to Net Cash Collections before interest and swap payments, expressed as a ratio of the interest and minimum and scheduled principal payments payable on each subclass of Notes plus the interest and minimum and scheduled principal payments payable on each subclass of Notes that ranks equally with or senior to the relevant subclass of Notes in the priority of payments.

[3] Assumed Portfolio Value represents the Inital Appraised Value of each aircraft in the Portfolio multipled by the Depreciation Factor at Calculation date divided by the Depreciation Factor at Closing date.

[4] Total Asset Value is equal to Total Portfolio Value plus Liquidity
Reserve Amount